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                              November 10, 2022

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 3,
2022
                                                            File No. 333-265756

       Dear Chaowei Yan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

       Amendment No. 5 to Form F-1 filed November 3, 2022

       General

   1. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover
page. Please ensure the disclosure is consistent with your
                                                        underwriting agreement.
To the extent you intend to proceed with your offering if your
                                                        NASDAQ listing is
denied, revise your cover page to indicate that the offering is not contingent on NASDAQ
approval of your listing application and that if the shares are not approved for listing,
you may experience difficulty selling your shares. Include risk factor disclosures to address
the impact on liquidity and the value of shares.
 Chaowei Yan
Intchains Group Ltd
November 10, 2022
Page 2
2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact SiSi Cheng at (202) 551-5004 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



FirstName LastNameChaowei Yan                                  Sincerely,
Comapany NameIntchains Group Ltd
                                                               Division of
Corporation Finance
November 10, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName